# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Forian Inc., CIK 0001829280
CUSIP: 34630N106
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 41 University Drive, Suite 400, Newtown, Pennsylvania (PA), 18940
Date of event which requires filing of this statement: 08/25/2025
Filed by CIK 0001847923
Persons authorized to receive notices and communications: Creighton Condon, 599 Lexington Ave., New York, New York (NY), 10022, (212) 848-7628

## Reporting persons
- Max C. Wygod (CIK 0001847923): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 1,328,927; shared voting power 3,031,309; sole dispositive power 1,328,927; shared dispositive power 3,031,309; aggregate amount beneficially owned 4,360,236 (14.7% of the class)
  Comment: ITEM 13 Calculated based on 31,112,312 shares of common stock of the Issuer outstanding as of August 13, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.
- Emily Bushnell: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 901,224; shared voting power 3,031,309; sole dispositive power 901,224; shared dispositive power 3,031,309; aggregate amount beneficially owned 3,932,533 (12.6% of the class)
  Comment: ITEM 13 Calculated based on 31,112,312 shares of common stock of the Issuer outstanding as of August 13, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.
- ADMINISTRATIVE TRUST U/ WYGOD FAMILY RV: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,541,733; sole dispositive power 0; shared dispositive power 1,541,733; aggregate amount beneficially owned 1,541,733 (5% of the class)
  Comment: ITEM 13 Calculated based on 31,112,312 shares of common stock of the Issuer outstanding as of August 13, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.
- WYGOD FAMILY REV LT U/T/A: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,489,576; sole dispositive power 0; shared dispositive power 1,489,576; aggregate amount beneficially owned 1,489,576 (4.8% of the class)
  Comment: ITEM 13 Calculated based on 31,112,312 shares of common stock of the Issuer outstanding as of August 13, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: Forian Inc.
Address of issuer's principal executive offices: 41 University Drive, Suite 400, Newtown, Pennsylvania (PA), 18940
Comment: This Amendment No. 1 to Schedule 13D ("Amendment No. 1") relates to shares of Common Stock, par value $0.001 per share (the "Common Stock") of Forian Inc., a Delaware corporation (the "Issuer"). This Amendment No.1 is being filed on behalf of the following persons (collectively, the "Reporting Persons"): Max C. Wygod, an individual and executor of the Estate of Martin J. Wygod, (ii) Emily Bushnell, an individual, (iii) the ADMINISTRATIVE TRUST U/ WYGOD FAMILY RV (the "Administrative Trust"), (iv) the WYGOD FAMILY REV LT U/T/A (the "Family Trust" and together with the Administrative Trust, the "Wygod Trusts") and (v) the Estate of Martin J. Wygod.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of this Schedule 13D is hereby amended and supplemented by adding the following text:

The consideration for the Proposed Transaction (as defined below) is expected to be funded through a combination of personal resources, third-party financing and the Company's net cash at closing. The specific amount, sources and terms have not yet been finalized and will be subject to definitive agreements entered into in connection with the Proposed Transaction.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of this Schedule 13D is hereby amended and supplemented by adding the following text:

On August 25, 2025, the Reporting Persons and the other parties to the Consortium Agreement (as defined below) (collectively, the "Consortium"), delivered a non-binding proposal letter (the "Offer Letter") to the Board of Directors of the Issuer (the "Board") in respect of a potential offer by the Consortium to acquire all of the outstanding Common Stock of the Issuer not presently owned by the Consortium in a going-private transaction (the "Proposed Transaction"). A copy of the Offer Letter is filed herewith as Exhibit 99.1.

In connection with the submission of the Offer Letter, the members of the Consortium entered into a consortium agreement, dated as of August 25, 2025 (the "Consortium Agreement"), which governs their cooperation in pursuing the proposed transaction. A copy of the Consortium Agreement is filed herewith as Exhibit 99.2 and is incorporated by reference into Item 6. The Consortium Agreement specifies, among other things, that members of the Consortium will cooperate in good faith and work exclusively regarding the Proposed Transaction and provides, under certain circumstances, for certain parties to reimburse the other parties for their expenses.

The Offer Letter is non-binding in nature and does not obligate in any way the Consortium, the members thereof, or the Issuer to negotiate or enter into definitive documentation with respect to a transaction or otherwise complete the Proposed Transaction. In addition, the Consortium has stated that any transaction, once structured and agreed upon, would be conditioned upon, among other things, the approval of the transaction by a special committee of the board of directors of the Issuer, provided that such committee comprises disinterested directors that are independent and empowered to consider the proposal. If the Proposed Transaction is carried out and consummated, the Common Stock of the Issuer will no longer be traded on the Nasdaq Stock Market and the registration of the Common Stock of the Issuer under Section 12 of the Act is expected to be terminated. No assurance can be given that any definitive agreement will be entered into or the Proposed Transaction will be consummated.

Neither the Offer Letter nor this Schedule 13D is meant to be, nor should be construed as, an offer to buy or the solicitation of an offer to sell any of the Issuer's securities.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced in this Schedule 13D, as may be amended from time to time, the Issuer's financial position and strategic direction, actions taken by the Board, price levels of the Issuer's securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate. These actions may include, (i) acquiring additional Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer (collectively, "Securities") in the open market or otherwise(greek question mark) (ii) disposing of any or all of their Securities in the open market or otherwise(greek question mark) (iii) engaging in any hedging or similar transactions with respect to the Securities(greek question mark) or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth on the cover pages of this Amendment No. 1 to Schedule 13D is incorporated herein by reference. The percentages used in this Schedule 13D are calculated based upon an aggregate of 31,112,312 shares of common stock of the Issuer outstanding as of August 13, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

Because of the arrangements in the Consortium Agreement, the members of the Consortium may be deemed to have formed a "group" for purposes of Section 13(d)(3) of the Act. Neither the filing of this Schedule 13D nor any of its contents, however, shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the 20,332,879 shares of Common Stock beneficially owned in the aggregate by consortium members other than such shares that it has reported as beneficially owned by it on this Schedule 13D for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, there have been no transactions in the Common Stock effected during the past 60 days by the Reporting Persons.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of this Schedule 13D is hereby amended and supplemented by adding the following text:

The description of the Consortium Agreement set forth in Item 4 is incorporated herein by reference.

Except as described in Item 4 and this Item 6, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) involving the Consortium, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Offer Letter, dated August 25, 2025.
Exhibit 99.2 - Consortium Agreement, dated August 25, 2025.

## Signatures
- Max C. Wygod: /s/ Max C. Wygod, Max C. Wygod (08/25/2025)
- Emily Bushnell: /s/ Emily Bushnell, Emily Bushnell (08/25/2025)
- ADMINISTRATIVE TRUST U/ WYGOD FAMILY RV: /s/ Max C. Wygod, Max C. Wygod, Co-Trustee (08/25/2025)
- WYGOD FAMILY REV LT U/T/A: /s/ Max C. Wygod, Max C. Wygod, Co-Trustee (08/25/2025)